December 6, 2006




Unites States
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn:  Mr. Timothy Geishecker

RE:      TETRAGENEX PHARMACEUTICALS, INC.
         AMENDMENT NUMBER THREE TO REGISTRATION STATEMENT ON FORM SB-2 FILED ON NOVEMBER 9, 2006
         FILE NUMBER 333-134987

Dear Mr. Geishecker:

We are in receipt of your letter dated November 16, 2006 and hereby respond as follows (our responses have been numbered to coincide with your comments).

GENERAL

        1. We note your response to prior comment number 1. Please respond by providing your analysis as to how the offer of the underlying common stock (to the warrant holders) was exempt from registration. Please note that we are looking for a response regarding the offer and sale of the underlying common stock that must:

        (a) comply with Section 5; or

        (b) have an exemption.

An offering that begins privately must end privately before the securities can be registered for resale. Please refer to Telephone Interpretation A-9 to the Division of Corporation Finance's of Telephone Interpretations.

RESPONSE 1. As per our conversation, it is the Company's position that the offer of the common stock underlying the warrants was exempt from registration pursuant to Rule 506 of Regulation D, in that it did not involve a public offering within the meaning of Section 4(2) of the Act. Please note that there was no general solicitation made in connection with the offering and that the Company had a pre existing relationship with each of the offerees.


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The Company took appropriate steps to ensure that the investors were purchasing their shares for themselves and acknowledged that the securities would not be registered under the 1933 Act. Please note, that no offerees exercised their warrants and thus there were no sales under the offering.

        2. Please note the updating requirements of Item 310 (g) of Regulation S-B.

RESPONSE 2. As per your request we have updated the registration statement under the requirements of Item 310(g) of Regulation SB-2 to includes the financial statement of the quarter ended September 30, 2006.

        3. Include an updated consent of the independent auditors in the pre-effective amendment.

RESPONSE 3. We have included an updated consent of our Auditors as per your request.

NOTE 6 - STOCKHOLDERS' EQUITY, PAGE F-12

STOCK OPTIONS, PAGE F-14

        4. We have reviewed your response to our prior comment six. Please provide us with the following additional information:

        (Response 4 is incorporated to the comments)

        o tell us why the cancelled warrants/options were originally issued (i.e, in exchange for services rendered);

RESPONSE: The warrants/options that were cancelled and reissued (exchanged) had been issued since the inception of the company for a variety of reasons. The majority had been issued as part of regulation D investments into the company. Additionally warrants/options were issued for service provided to the company by officers, directors and employees as well as for consulting services (scientific, legal and financial) provided to the company by non employees.

        o clarify whether the cancelled and reissued warrants/options were issued to employees or non-employees. We note your statement that the warrants/options were issued to other than employees. We also note your statement that the new warrants/options were granted to officers, directors and employees of the company.

RESPONSE: To clarify, throughout the existence of the company warrants had been issued to non employees for reasons described previously and options issued to employees as


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described above as well. Our rationale for the conversion is that due to the reverse merger into Tetragenex many of the existing warrants/options were at a very high exercise price and did not have a lot of time left prior to expiration. We felt it only fair to give the holders a chance to see some value from their holdings and thus the conversion. Secondly by doing so the capitalization table of the company became much cleaner. Every one of these warrants/options that existed at the time of the bankruptcy filing were ultimately cancelled and reissued to the same people as warrants under the same conversion ratios. Their have been options granted since the conversion which are separate and have been granted to only employees. Additionally their have been warrants issued to non employees since the conversion as part of regulation D private placements and for consulting.

        o clarify that the individuals whose warrants/options were cancelled are the same individuals who received the new warrants options. Tell us whether there was a change in status from non-employee to employee or vice versa and, if applicable, when the change in status occurred.

Response: As you can see on the attached warrant spreadsheet, in all instances the individuals whose warrants/options were cancelled the reissued warrants were issued to the same holder of record. It was in essence an exchange. Several individuals who had previously received options as employees years before were no longer employees at the time of the conversion. Additionally, three individuals who were employees at the time of the bankruptcy became consultants during the process. Since the exchange no warrant holders previously not employed by the company have become employees of the Company.

        o clarify that you have accounted for the exchange as a modification in accordance with paragraph 51 of SFAS 123 (R);

RESPONSE: Paragraph 51 of SFAS 123(R) states that a modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. Incremental compensation cost shall be measured as the excess, if any of the fair value of the modified award determined in accordance with the provisions of this statement over the fair value of the original award immediately before its terms is modified.

This is how we handled the exchange. Instead of one entry of expensing the difference in value between the cancelled warrants/options and the reissued warrants, we broke it up into two steps with the same end result. We valued the remaining life of the existing options and warrants which were being cancelled which was one entry. We then fully valued the reissued warrants under the new terms and expensed them as a second entry. The net result is expensing the incremental value of the new warrants in accordance with SFAS 123(R) paragraph 51.

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        o    describe the nature of the changes made to the cancelled
             warrants/options' expiration dates and exercise prices. For example, tell us whether the expiration dates were shortened/ lengthened or whether the exercise prices were lowered/ raised. Clarify that these were the only types of changes that were made;

RESPONSE: The warrants/options were exchanged based on a conversion formula based on the existing expiration date as described below. In almost ever instance the expiration date was extended from its existing date and the exercise price was lowered from its post merger exercise price. The only other variable to change was the number of warrants held. A lesser amount was reissued in exchange for the lowering of the exercise price and extension of expiration date. The holder of record remained the same.

        As part of this Offering, holders of outstanding warrants and/or options to purchase shares of Innapharma Common Stock will, subject to the Conversion Ratio provided for in the Merger, had the choice to convert these securities as follows:

          (i) Warrants/options expiring in 2005 could be exchanged for Tetragenex warrants/options (a) exercisable at $1 on a 6 for 2.5 basis or (b) exercisable at $6 on a 6 for 4 basis.

          (ii) Warrants/options expiring in 2006 could be exchanged for Tetragenex warrants (a) exercisable at $1 on a 6 for 3 basis or
               (b) into warrants/options exercisable at $6 on a 6 for 5 basis.

        (iii) Warrants/options expiring in 2007 or later could be exchanged for Tetragenex warrants (a) exercisable at $1 on a 6 for 3.5 basis or
               (b) into warrants exercisable at $6 on a 6 for 5.5 basis.

        All Innapharma warrants/options currently exercisable at $1 or less automatically convert into Tetragenex warrants exercisable at $1 on a 6 for 4 basis. The new Tetragenex warrants exercisable at $1 have an expiration date of November 30, 2009 and the warrants exercisable at $6 will have an expiration of November 30, 2011.

        o tell us whether the cancelled warrants/options were fully vested prior to their exchange;

RESPONSE: All of the warrants/options which were cancelled and reissued were fully vested and none had expired yet.

        o quantify the fair value of the modified warrant/option and the fair value OF the original warrant/option as of the modification date;

RESPONSE: There were 2 modification dates for the transaction. The first one consisted of the cancellation of 1,091,563 warrants and was valued at $177,758 using the black scholes method. In exchange for those warrants 737,700 warrants were issued to the same holders with a value of $473,495 thus resulting in a net expense of $295,737. On the second date 2,698,189 options were cancelled with a remaining value of $149,576 using the black scholes and 3,290,789 warrants were cancelled with a remaining value of $597,215. A total of 5,114,005 warrants were issued in exchange for the cancelled warrants/options valued at $3,179,832 using the black scholes method. This resulted in an expense of $2,433,041 realized at the time of the modification.

        o tell us the specific paragraph in SFAS 12.3 (R) that you used to determine that crediting compensation expense was appropriate. Consider paragraph 45 of SFAS 123(R) and Appendix A Illustrations 12-14.

RESPONSE: We relied on paragraph 51 of SFAS 123(R) for the handling of the compensation expense as well as EITF 96-18. We did not reverse the compensation expenses as described in paragraph 45 being none of the options issued for services rendered were expired. They were all still in good standing and valid at the time of the conversion. In accordance with illustration 12 of Appendix A we used the black scholes method to come to a fair value the modified vested share option award.

        We believe that we have responded to all of your comments and hope to request an acceleration shortly. Thank you, your cooperation is greatly appreciated.

                                              Sincerely,


                                              Arthur S. Marcus, Esq.